December 23, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

	RE: 	Aegis Value Fund, Inc.
		(File Nos.333-49421 and 811-09174)
		Accession #: 0001140753-05-000052
		CIK #: 0001052169

Dear Ladies and Gentlemen:

	The purpose of this letter is to request that the amendment to the registration statement with file No. 811-09174 on Form N-1A for the Aegis Value Fund, Inc. (the Fund), filed on December 21, 2005 (Accession #: 0001140753-05-000052), be withdrawn from the SEC s database. It was our intention to file only the Form N-1A amendment to the registration statement with file No. 333-49421, which is identical to the Fund s other duplicate N-1A filing on the same date.

	We inadvertently filed this duplicate amendment for the Fund at the same time we filed the intended amendment on December 21, 2005 (Accession #: 0001140753-05-000052). We respectfully request that the SEC withdraw the duplicate amendment filed for Aegis Value Fund, Inc. (Accession #: 0001140753-05-000052) pursuant to Rule 477(a) under the Securities Act of 1933.

	We appreciate your prompt attention to this matter and would be happy to provide any additional information you might require.


Sincerely,


/s/ William S. Berno
William S. Berno



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